Global Headquarters 7100 West Credit Avenue Mississauga, Ontario L5N 0E4	U.S. Headquarters 400 Alexander Park Drive Princeton, NJ 08540	Ireland Headquarters 47-49 St. Stephen’s Green Dublin 2, Ireland

November 22, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn:  Jeffrey Gabor

Re:	Aralez Pharmaceuticals Inc.
Registration Statement on Form S-3 (Registration No. 333-221484)

Dear Mr. Gabor:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Aralez Pharmaceuticals Inc. (the “Company”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-3 (as amended to date, the “Registration Statement”) be accelerated to Wednesday, November 22, 2017 at 4:05 p.m., Eastern Daylight Time, or as soon as practicable thereafter.

The Company hereby acknowledges that:

•      should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•      the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Sincerely,

ARALEZ PHARMACEUTICALS INC.

By:	/s/ Scott J. Charles
Name:	Scott J. Charles
Title:	Chief Financial Officer

cc:	Eric L. Trachtenberg, Aralez Pharmaceuticals Inc.
Adam M. Turteltaub, Esq.
Russell L. Leaf, Esq.
Sean M. Ewen, Esq.